UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018 (Report No. 2)

Commission File Number: 001-35932

ARCTURUS THERAPEUTICS LTD.

(Exact Name of Registrant as Specified in Its Charter)

10628 Science Center Drive, Suite 250

San Diego, California 92121

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report (including the exhibits hereto) is hereby incorporated by reference into Arcturus’ Registration Statement on Form F-3 (File No. 333-209960).

Entry into Loan Agreement

Arcturus Therapeutics, Inc. (“Borrower”), a wholly-owned subsidiary of Arcturus Therapeutics Ltd. (“Arcturus”), entered into a Loan and Security Agreement, dated as of October 12, 2018 (the “Loan Agreement”), with Western Alliance Bank to provide Borrower with a $10 million term loan (the “Loan”).

Borrowings under the Loan Agreement will bear interest at a rate of 1.25% above the prime rate published by the Western Edition of the Wall Street Journal, payable on first calendar day of each calendar month during the term, commencing on November 1, 2018. All Obligations (as defined in the Loan Agreement) shall bear interest during an Event of Default (as defined in the Loan Agreement) at a rate equal to five percentage points above the interest rate applicable immediately prior to the occurrence of the Event of Default (as defined in the Loan Agreement). The Loan has a maturity date of October 1, 2022. The loan has an interest-only period of approximately 19 months, which could be extended by an additional six months if certain conditions are met, followed by an amortization period of 30 months, or 24 months if the interest-only period is extended.

The Loan is collateralized by all of the assets of Borrower, excluding intellectual property, which is subject to a negative pledge.

Upon maturity or prepayment, Borrower will be required to pay a 3.0% fee, or a 2.0% fee if the U.S. Food and Drug Administration accepts certain Investigational New Drug applications prior to maturity.  Borrower paid a loan fee of $350,000 upon entry into the Loan Agreement. The Loan may be prepaid at any time in full; provided that a prepayment fee is required to be paid upon prepayment.  If the Loan is prepaid on or prior to October 12, 2019, the prepayment fee is equal to 2.00% of the repaid principal amount; if the Loan is prepaid after October 12, 2019 and on or prior to October 12, 2020, the prepayment fee is equal to 1.00% of the repaid principal amount; and if the Loan is prepaid after October 12, 2020, the prepayment fee is equal to 0.50% of the repaid principal amount.

The Loan Agreement includes representations and warranties, covenants, and events of default customary for financing transactions of this type.

The foregoing description of the Loan Agreement is not a complete description of all terms and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Entry into Sales Agreement

On October 15, 2018, Arcturus entered into a Sales Agreement (the “Sales Agreement”) with Leerink Partners LLC, as agent (“Leerink”). Under the Sales Agreement, Arcturus may offer and sell ordinary shares, par value NIS 0.07 per share, from time to time during the term of the Sales Agreement through Leerink, acting as agent. Arcturus has filed a prospectus supplement relating to the offer and sale, from time to time, of its ordinary shares having an aggregate offering price of up to $30,000,000 (the “Shares”) pursuant to the Sales Agreement.

Arcturus is not obligated to sell any Shares pursuant to the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, Leerink will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the NASDAQ Global Market (“NASDAQ”), to sell Shares from time to time based upon Arcturus’s instructions, including any price, time or size limits or other customary parameters or conditions Arcturus may impose.

Under the Sales Agreement, Leerink may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act of 1933, as amended, and the rules and regulations thereunder, including, without limitation, sales made directly on or through NASDAQ, on or through any other existing trading market for the Shares or to or through a market maker. If expressly authorized by Arcturus, Leerink may also sell Shares in negotiated transactions.

The Sales Agreement will terminate upon the earlier of (i) the issuance and sale of all of the Shares through Leerink on the terms and subject to the conditions set forth in the Sales Agreement, or (ii) termination of the Sales Agreement as otherwise permitted by the Sales Agreement. The Sales Agreement may be terminated by Leerink or Arcturus at any time upon ten days’ notice to the other party, or by Leerink at any time in certain circumstances, including the occurrence of a material adverse effect on Arcturus. Arcturus will pay Leerink compensation in cash equal to 3.0% of the gross proceeds from the sales of Shares pursuant to the Sales Agreement and has agreed to provide Leerink with customary indemnification and contribution rights.

The Shares will be issued pursuant to Arcturus’s previously filed and effective Registration Statement on Form F-3 (File No. 333-209960), which was initially filed with the Securities and Exchange Commission on March 4, 2016 and declared effective on March 18, 2016.

The foregoing summary of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sales Agreement, a copy of which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

The opinion of Arcturus’s counsel regarding the validity of the Shares that may be issued pursuant to the Agreement is also filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Sales Agreement, if any, the intended use of proceeds, as well as termination of the Sales Agreement. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit
Number	Description of Exhibit
5.1	Opinion of Barnea Jaffa Lande & Co.
10.1*	Loan and Security Agreement, dated October 12, 2018, by and between Western Alliance Bank and Arcturus Therapeutics, Inc.
10.2	Sales Agreement, dated October 15, 2018, by and between Arcturus Therapeutics Ltd. and Leerink Partners LLC
23.1	Consent of Barnea Jaffa Lande & Co. (included in Exhibit 5.1).

* Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Exchange Act. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

Date: October 15, 2018	By:	/s/ Joseph E. Payne
Joseph E. Payne
Chief Executive Officer